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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO
                  Tender Offer Statement under Section 14(d)(1)
               or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            Maverick Tube Corporation
                       (Name of Subject Company (issuer))

                            Maverick Tube Corporation
                        (Name of Filing Person (offeror))

              4.00% Convertible Senior Subordinated Notes Due 2033
                         (Title of Class of Securities)

                             57774LAA5 and 577914AA2
                      (CUSIP Number of Class of Securities)

                                 Pamela G. Boone
        Vice President -- Finance, Chief Financial Officer and Secretary
                            Maverick Tube Corporation
                            16401 Swingley Ridge Road
                          Chesterfield, Missouri 63017
                                 (636) 733-1600
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

              Robert H. Wexler                             Ted W. Paris
       Gallop, Johnson & Neuman, L.C.                   Baker Botts L.L.P.
              101 South Hanley                         3000 One Shell Plaza
         St. Louis, Missouri 63105                         910 Louisiana
               (314) 615-6000                        Houston, Texas 77002-4995
                                                          (713) 229-1522

                            CALCULATION OF FILING FEE

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         Transaction Valuation(a)             Amount of Filing Fee
--------------------------------------- ----------------------------------------
             $161,700,000                       $   20,487.39
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(a)  Estimated solely for the purpose of determining the  registration  fee, and calculated based on the average of the high and low prices for the Registrant's 4.00% Convertible Senior Subordinated Notes due 2033 in secondary market transactions from November 22, 2004 through November 29, 2004, as reported to the Registrant, reduced by an exchange fee of $2.50 for each $1,000 principal amount at maturity. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.


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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $   20,487.39            Filing Party: Maverick Tube Corporation
Form or Registration No.:   Form S-4 (333-120923)    Date Filed:  December 1, 2004

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1   [ ] going-private transaction subject to Rule 13e-3
[X] issuer tender offer subject to Rule 13e-4        [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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      This Amendment No. 3 amends and supplements the Issuer Tender Offer
Statement on Schedule TO originally filed with the Securities Exchange Commission on December 2, 2004 by Maverick Tube Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1 filed by the Company on December 20, 2004 and by Amendment No. 2 filed by the Company on December 23, 2004 (as amended and supplemented, the "Schedule TO"). The Issuer Tender Offer Statement on Schedule TO relates to the Company's offer to exchange $1,000 original principal amount of the Company's 2004 4.00% Convertible Senior Subordinated Notes due 2033 (the "New Notes") and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding 4.00% Convertible Senior Subordinated Notes due 2033 of the Company (the "Old Notes") upon the terms and subject to the conditions contained in the prospectus dated December 28, 2004 and the related letter of transmittal, which are parts of the Company's Registration Statement on Form S-4 (File No. 333-120923), and are incorporated herein by reference.

      This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

Item 11. Additional Information.

      Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

      The Company's offer to exchange $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted outstanding Old Notes expired at midnight, New York City time, on December 29, 2004.

      Based on the information provided by The Bank of New York, the exchange agent for the exchange offer, as of the expiration of the exchange offer, $115,457,000 principal amount at maturity of Old Notes, representing 96.2% of the outstanding $120,000,000 aggregate principal amount of Old Notes, had been tendered for exchange. All Old Notes properly tendered and not validly withdrawn have been accepted for exchange.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         MAVERICK TUBE CORPORATION

                         By: /s/ PAMELA G. BOONE
                             ---------------------------------------------------
                             Name:    Pamela G. Boone
                             Title:   Vice President -- Finance and
                                      Administration and Chief Financial Officer

Dated: December 30, 2004